Exhibit 99.1

Bright Scholar Announces Recent Purchase of ADSs by Chairperson

FOSHAN, August 16, 2018 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that Ms. Huiyan Yang, our chairperson, through Concrete Win Limited, a company wholly owned by her, has purchased an additional approximately 0.45 million of our American depositary shares in the secondary market as of the release date. We expect that Ms. Yang may continue to purchase our American depositary shares when suitable market conditions arise.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2018, Bright Scholar operated 67 schools covering the breadth of K-12 academic needs of its students across seven provinces in China. In the first nine months of the 2018 school year ended May 31, 2018, Bright Scholar had an average of 35,275 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

Phone: +852 2586 7825